UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                                   GARMIN LTD.
         --------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON SHARES
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                   G37260 10 9
         --------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2000
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]    Rule 13d-1(b)

[  ]    Rule 13d-1(c)

[X]     Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G37260 10 9                                      Page 2 of 5 pages


   1      Names of Reporting Persons
           I.R.S. Identification Nos. of Above Persons (entities only)
           Donald H. Eller


   2      Check the Appropriate Box if a Member of a Group                                            (a) [ ]

                                                                                                       (b) [ ]
   3      SEC Use Only


   4      Citizenship or Place of Organization...................................................       USA

            Number of
             Shared            5    Sole Voting Power.............................................  19,769,984
           Beneficially
            Owned by           6    Shared Voting Power...........................................       -0-
              Each
            Reporting          7    Sole Dispositive Power........................................  19,769,984
             Person
              With             8    Shared Dispositive Power......................................       -0-


   9      Aggregate Amount Beneficially Owned by Each Reporting Person...........................   19,769,984


   10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares.......................

                                                                                                         [ ]
   11     Percent of Class Represented by Amount in Row (9)......................................      18.3%


   12     Type of Reporting Person...............................................................       IN

CUSIP No. G37260 10 9                                      Page 3 of 5 pages


ITEM 1(A)  Name of Issuer: Garmin Ltd.


ITEM 1(B) Address of Issuer's Principal Executive Offices: Queensgate House, P.O. Box 30464 SMB, 113 South Church Street, George Town, Grand Cayman, Cayman Islands


ITEM 2(A)  Name of Persons Filing: Donald H. Eller


ITEM 2(B) Address of Principal Business Office or, if none, Residence: 3111 Bel Air Drive, #23A, Las Vegas, Nevada 89109


ITEM 2(C)  Citizenship: USA


ITEM 2(D)  Title of Class of Securities: Common Shares


ITEM 2(E)  CUSIP Number: G37260 10 9


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

               (b) [ ] Bank is defined in section  3(a)(6) of the Act (15 U.S.C.
          78c);

               (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

               (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

               (e)    [    ]    An    investment     adviser    in    accordance
          with s.240.13d-1(b)(1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with s.240.13d-1(b)(1)(ii)(G);

               (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. G37260 10 9                                      Page 4 of 5 pages

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j) [ ] Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

                   [ X ] Not applicable.

ITEM 4.         OWNERSHIP

         (a)    Amount beneficially owned:                                            19,769,984

                The number of Common shares over which Mr. Eller has sole voting and dispositive power includes 8,990,341 Common shares owned by the Min-Hwan Kao 2000 Grantor Retained
                Annuity  Trust and  8,990,341  Common shares owned by the Yu
                Fan C. Kao 2000 Grantor Retained Annuity Trust. Mr. Eller serves as sole trustee of each of these trusts.

         (b)    Percent of class:                                                      18.3%

         (c)    Number of shares as to which the person has:

                 (i)      sole power to vote or to direct the vote:                   19,769,984

                 (ii)     shared power to vote or to direct the vote:                    -0-

                 (iii)    sole power to dispose or to direct the disposition of:      19,769,984

                 (iv)     shared power to dispose or to direct the disposition of:       -0-

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not Applicable

CUSIP No. G37260 10 9                                      Page 5 of 5 pages


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not Applicable

ITEM 10.       CERTIFICATION

               Not Applicable


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 8, 2001


By:    /s/ Donald H. Eller
      ----------------------------------------------------
Name:  Donald H. Eller